Exhibit 11
Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings (Loss) per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,
	2006	2005
Basic
Net earnings
Continuing operations	$3,416	$146
Discontinued operations	1,507	3,660

Net earnings available to common shareholders	$4,923	$3,806

Shares:
Weighted average number of common shares outstanding	20,869	15,943

Net earnings per common share:
Continuing operations	$0.16	$0.01
Discontinued operations	0.08	0.23

	$0.24	$0.24

Diluted
Net earnings available to common shareholders	$4,923	$3,806

Shares:
Weighted average number of common shares outstanding	20,869	15,943
Shares issuable from assumed exercise of options and purchases under employee stock purchase plan	792	1,078

	21,661	17,021

Net earnings per common share:
Continuing operations	$0.16	$0.01
Discontinued operations	0.07	0.21

Total	$0.23	$0.22